Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                                     Date, Time and Place: The Board of Directors of the Company met on January 10, 2019, at 10:00 a.m., at the registered office of Suzano Papel e Celulose S.A. (“Company”), located at Avenida Brigadeiro Faria Lima, 1355, 7th floor, in the City of São Paulo, State of São Paulo.

2.                                     Attendance: All directors of the Company were present, namely: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board, with vote sent by e-mail), Antonio de Souza Corrêa Meyer (Director, with vote sent by e-mail), Jorge Feffer (Director, with vote sent by e-mail), Maria Priscila Rodini Vansetti Machado (Director, with vote sent by e-mail), Nildemar Secches (Director, with vote sent by e-mail) and Rodrigo Kede de Freitas Lima (Director, with vote sent by e-mail).

3.                                     Chairman and Secretary: David Feffer presided the Meeting and Pablo F. Gimenez Machado acted as secretary.

4.                                     Agenda: To discuss and vote on: (i) the resignation of the members of the Board of Executive Officers Specified in the Bylaws; ii) the resignation of officers appointed in accordance with Article 14(s) of the Bylaws of the Company; (iii) the election of the members of the Board of Executive Officers Specified in the Bylaws; (iv) the appointment of the other Executive Officers and Functional Officers, in accordance with Article 14(s) of the Bylaws of the Company; and (v) the number of shares to be issued by the Company and the corresponding share capital increase within the limit of the authorized  capital of the Company as a result of the merger of Eucalipto Holding S.A. (“Holding Company”) into the Company, as approved in the Extraordinary Shareholders Meeting of the Company held on September 13, 2018 (“ESM”).

5.                                     Minutes in summary form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.                                     Resolutions: After analyzing and discussing the matters on the agenda, the Directors unanimously decided as follows, without reservations:

6.1.                           To accept the resignations of the following members of the Board of Executive Officers Specified in the Bylaws, as per the letters of resignation previously tendered: (i) JULIA RUBACK FERNANDES PIROLA, from the position of Executive Officer, responsible for the human resources, sustainability and communication area; and (ii) RENATO TYSZLER, from the position of Executive Officer, responsible for the innovation and new businesses area.

6.2.                           To approve the reelection and election, as applicable, of the following members of the Board of Executive Officers Specified in the Bylaws of the Company, to serve a term of one (1) year as from January 14, 2019:

(i)                          as Chief Executive Officer, WALTER SCHALKA (individual tax ID (CPF/MF) no. 060.533.238-02, identity document (RG) no. 6.567.956-8 SSP/SP), Brazilian, married, engineer;

(ii)                      as Executive Officer — Pulp Operations, responsible for the pulp, engineering and energy industrial operations, AIRES GALHARDO (individual tax ID (CPF/MF) no. 249.860.458-81, identity document (RG) no. 24.854.223-0 SSP/SP), Brazilian, married, business administrator;

(iii)                  as Executive Officer - Forestry, responsible for the forestry area, ALEXANDRE CHUERI NETO (individual tax ID (CPF/MF) no. 022.744.468-06, identity document (RG) no. 10.869.463 SSP/SP), Brazilian, divorced, forestry engineer;

(iv)                   as Executive Officer — Pulp Transactions, responsible for the pulp, logistics and procurement commercial transactions, CARLOS ANÍBAL FERNANDES DE ALMEIDA JÚNIOR (individual tax ID (CPF/MF) no. 910.169.166-04, identity document (RG) no. M-4.379.898 SSP/MG), Brazilian, married, engineer;

(v)                       as Executive Officer — People & Management, responsible for the human resources, communication, strategy, information technology and digital areas, CHRISTIAN ORGLMEISTER (individual tax ID (CPF/MF) no. 165.972.718-90, identity document (RG) no. 15.528.591-9 SSP/SP), Brazilian, married, production engineer;

(vi)                   as Executive Officer — Research & Development, responsible for the research and development areas, FERNANDO DE LELLIS GARCIA BERTOLUCCI (individual tax ID (CPF/MF) no. 563.952.646-72, identity document (RG) no. M-341408 SSP/MG), Brazilian, married, engineer;

(vii)               as Executive Officer - Paper, responsible for the paper business unit, LEONARDO BARRETTO DE ARAUJO GRIMALDI (individual tax ID (CPF/MF) no. 650.128.445-72, identity document (RG) no. 337.977.07 SSP/SP), Brazilian, married, business administrator; and

(viii)           as Executive Officer — Financial and Investor Relations, responsible for the financial and investor relations areas, MARCELO FERIOZZI BACCI (individual tax

ID (CPF/MF) no. 165.903.168-05, identity document (RG) no. 18.153.504 SSP/SP), Brazilian, married, business administrator.

6.3.                           As a result of the approval of resolutions 6.1 and 6.2 above, the structure of the Board of Executive Officers Specified in the Bylaws will be as follows, as from January 14, 2019 (inclusive): (i) WALTER SCHALKA, as Chief Executive Officer;  (ii) AIRES GALHARDO, as Executive Officer — Pulp Operations; (iii) ALEXANDRE CHUERI NETO, as Executive Officer — Forestry; (iv) CARLOS ANÍBAL FERNANDES DE ALMEIDA JÚNIOR, as Executive Officer — Pulp Transactions; (v) CHRISTIAN ORGLMEISTER, as Executive Officer — People & Management; (vi) FERNANDO DE LELLIS GARCIA BERTOLUCCI, as Executive Officer — Research & Development; (vii) LEONARDO BARRETTO DE ARAUJO GRIMALDI, as Executive Officer — Paper; and (viii) MARCELO FERIOZZI BACCI, as Executive Officer — Financial and Investor Relations.

6.3.1.                 All officers elected to the Board of Executive Officers Specified in the Bylaws of the Company, in accordance with item 6.2 above, (x) are resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 7º andar, Pinheiros, CEP 01452-919, (y) will take office on January 14, 2019 upon signing the respective Declaration of Appointment and adherence to the arbitration clause referred to in Article 40 of the Novo Mercado Regulations; and (z) are not subject to any impediments established by law.

6.4.                           To accept, effective January 14, 2019, inclusive, the resignations tendered by the following non-executive officers, in accordance with Article 14(s) of the Bylaws of the Company: (i) PABLO FRANCISCO GIMENEZ MACHADO (individual tax ID (CPF/MF) no. 271.385.948-44, identity document (RG) no. 28.209.659-0), Brazilian, married, lawyer, from his position in the Legal Relations and Management Department; (ii) FÁBIO ALMEIDA DE OLIVEIRA (individual tax ID (CPF/MF) no. 142.667.458-93, identity document (RG) no. 22.797.002-0 SSP/SP), Brazilian, married, engineer, from his position in the Commercial Pulp Transactions Department; (iii) JOSÉ ALEXANDRE DE MORAES (individual tax ID (CPF/MF) no. 052.779.948-31, identity document (RG) no. 13.212.732 SSP/SP), Brazilian, married, engineer, from his position in the Pulp Operations Department; (iv) CESAR AUGUSTO GRAESER (individual tax ID (CPF/MF) no. 470.138.189-68, identity document (RG) no. 5.067.953-9 SSSP/SP), Brazilian, married, engineer, from his position in the Forestry Operations Department; (v) ANTONIO AUGUSTO DIAS CRUZ (individual tax ID (CPF/MF) no. 139.691.728-45 and identity document (RG) no. 21.241.330 SSP/SP), Brazilian, married, production engineer, from his position in the Information Technology Department; (vi) GUSTAVO DE ABREU E SOUZA SELAYZIM (individual tax ID (CPF/MF) no. 003.658.356-17, identity document (RG) no. MG-8067.680 SSP/MG), Brazilian, single, economist, from his position in the Treasury Department; (vii) PAULO DE OLIVEIRA BORREGO (individual tax ID (CPF/MF) no. 214.179.568-01,  identity document (RG) no. 25.714.552-7 SSP/SP), Brazilian, married, business administrator, from his position in the Controllership Department; and (viii) MARCOS PAULO LUPIANHES (individual tax ID (CPF/MF) no. 168.327.698-14,  identity document (RG) no.

25.789.800-1), Brazilian, married, civil engineer, from his position in the Commercial Department - Domestic Market and Argentina.

6.5.                           To approve the appointment of the following Executive Officers, in accordance with Article 14(s) of the Company’s Bylaws, to serve a term of one (1) year as from January 14, 2019, inclusive:

(i)                          as Executive Officer — Consumer Goods, responsible for consumer goods, FABIO LUIZ NOVOA PRADO (individual tax ID (CPF/MF) no. 033.458.228-81 and identity document (RG) no. 12.470.360-04 SSP/SP), Brazilian, married, economist;

(ii)                      as Executive Officer — Sustainability, responsible for the sustainability area, MARIA LUIZA DE OLIVEIRA PINTO E PAIVA (individual tax ID (CPF/MF) no. 129.079.488-06 and identity document (RG) no. 10787341-2 SSP/SP), Brazilian, married, psychologist;

(iii)                  as Executive Officer —Relations and Legal Management, responsible for legal and corporate relations areas, PABLO FRANCISCO GIMENEZ MACHADO (individual tax ID (CPF/MF) no. 271.385.948-44 and identity document (RG) no. 28.209.659-0), Brazilian, married, lawyer; and

(iv)                   as Executive Officer — New Business, responsible for the new business area, VINICIUS NONINO (individual tax ID (CPF/MF) no. 138.815.728-48 and identity document (RG) no. 20.664.102-3 SSP/SP), Brazilian, married, business administrator.

6.5.1.                 All Executive Officers elected herein in accordance with item 6.5 above, (x) are resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 7º andar, Bairro Pinheiros, CEP 01.452-919, (y) will take office on January 14, 2019, and (z) are not subject to any of the impediments provided for by law.

6.5.2.                 To include in the record that, in accordance with Article 14 (s) of the Company’s Bylaws, the appointment of the Executive Officers in accordance with item 6.5 herein does not entail the conferring of powers that, whether by law or the Bylaws, are particular to the Executive Officers Specified in the Bylaws, as elected in item 6.2 above, or in the conferring to such Executive Officers of the condition of member of any body of the Company provided for in the Bylaws.

6.6.                           To approve the appointment of the following Functional Directors, in accordance with Article 14 (s) of the Company’s Bylaws, to serve a term of one (1) year as from January 14, 2019, inclusive:

(i)                          to the Forestry Operations Department — South, CAIO EDUARDO ZANARDO (individual tax ID (CPF/MF) no. 275.674.548-07 and identity document (RG) no. 29.574.713-4 SSSP/SP), Brazilian, married, forestry engineer;

(ii)                      to the Forestry Operations Department - North, CESAR AUGUSTO GRAESER (individual tax ID (CPF/MF) no. 470.138.189-68 and identity document (RG) no. 5.067.953-9 SSP/SP), Brazilian, married, engineer;

(iii)                  to the Paper Commercial Operations Department, GUILHERME MELHADO MIRANDA, (individual tax ID (CPF/MF) no. 321.980.108-01 and identity document (RG) no. 43.743.771-1), Brazilian, married, business administrator;

(iv)                   to the Pulp industrial Department - North, JOSÉ ALEXANDRE DE MORAES (individual tax ID (CPF/MF) no. 052.779.948-31 and identity document (RG) no. 13.212.732 SSP/SP), Brazilian, married, engineer;

(v)                       to the Engineering Department, JÚLIO CÉSAR RODRIGUES DA CUNHA (individual tax ID (CPF/MF) no. 611.587.126-34 and identity document (RG) no. 13.595.003-x SSP/SP), Brazilian, single, engineer;

(vi)                   to the Commercial Department — Consumer Goods, MARCOS PAULO LUPIANHES (individual tax ID (CPF/MF) no. 168.327.698-14 and identity document (RG) no. 25.789.800-1), Brazilian, married, civil engineer;

(vii)               to the Audit Department, MARIANO ZAVATTIERO (individual tax ID (CPF/MF) no. 213.154.408-14 and foreigner identity document (RNE) no. W381634-0 CGPI/DIREX/DFP), Argentinean, cohabitant in a stable relationship, accountant;

(viii)           to the Financial Planning Department, PAULO DE OLIVEIRA BORREGO (individual tax ID (CPF/MF) no. 214.179.568-01 and identity document (RG) no. 25.714.552-7 SSP/SP), Brazilian, married, business administrator;

(ix)                   to the Pulp Industrial Department - South, PAULO RICARDO PEREIRA DA SILVEIRA (individual tax ID (CPF/MF) no. 347.892.940-72 and identity document (RG) no. 5.014.825.854 SSP/RS), Brazilian, married, chemical engineer;

(x)                       to the Controllership Department, VITOR TUMONIS (individual tax ID (CPF/MF) no. 328.677.308-56 and identity document (RG) no. 34.831.278-7 SSP/SP), Brazilian, married, business administrator; and

(xi)                   to the Logistics and Procurement Department, WELLINGTON ANGELO LOUREIRO GIACOMIN (individual tax ID (CPF/MF) no. 719.996.207-04 and identity document (RG) no. 549.423 SPTC/ES), Brazilian, married, engineer.

6.6.1.                All Functional Directors elected herein in accordance with item 6.6 above, (x) are resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 1355, 7º andar, Bairro Pinheiros, CEP 01.452-919, (y) will take office on January 14, 2019, and (z) are not subject to any of the impediments provided for by law.

6.6.2.                To include in the record that, in accordance with Article 14 (s) of the Company’s Bylaws, the appointment of the Functional Officers in accordance with item 6.6 herein does not entail the conferring of powers that, whether by law or the Bylaws, are particular to the Executive Officers Specified in the Bylaws, as elected in item 6.2 above, or in the conferring to such Functional Officers of the condition of member of any body of the Company provided for in the Bylaws.

6.7.                           In accordance with the decision taken in the ESM, which approved the merger of the Holding Company into the Company and First Paragraph of Article 5 of the Company’s Bylaws, and in view of the adjustments set forth in the Merger Agreement entered into on July 26, 2018 by and among the managements of the Company, of the Holding Company and of Fibria Celulose S.A. (“Merger Agreement”), approve the capital increase of the Company within the limit of the authorized capital and include in the record that: (i) the total increase of the net equity of the Company by virtue of the referred merger will be of fifteen billion, one hundred and thirty seven million, six hundred and forty one thousand, nine hundred and sixty two reais and thirty four cents (R$15,137,641,962.34), which is equivalent to the portion of the net equity of the Holding Company merged into the Company and corresponding to the investment of the Fibria Celulose S.A. shareholders in the Holding Company after the Redemption (as defined in the Merger Agreement); (ii) out of the amount referred to in item (i) above (x) three billion, twenty seven million, five hundred twenty eight thousand, three hundred ninety two Reais and forty seven cents (R$ 3,027,528,392.47) will be allocated to the share capital of the Company, which will be increased from six billion, two hundred forty-one million, seven hundred fifty-three thousand and thirty-two reais and sixteen cents (R$6,241,753,032.16) to nine billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty four reais and sixty three cents (R$ 9,269,281,424.63), upon the issuance of two hundred fifty-five million, four hundred thirty-seven thousand, four hundred thirty-nine (255,437,439) registered, book-entry common shares without par value, such that the share capital of the Company will be divided into one billion, three hundred sixty-one million, two hundred sixty-three thousand, five hundred eighty-four (1,361,263,584) registered, book-entry common shares without par value; and (y) the outstanding amount of twelve billion, one hundred and ten million, one hundred and thirteen thousand, five hundred and sixty nine reais and eighty seven cents (R$ 12,110,113,569.87) will be allocated to the capital reserve. In accordance with the ESM, the corresponding amendment to the caput of Article 5 of the Company’s Bylaws, as set forth below, will be submitted to the first shareholders’ meeting to be held after the Date of Consummation of the Operation (as defined in the Merger Agreement), which is scheduled for January 14, 2019.

“Article 5. The share capital of the Company, fully subscribed is of nine billion, two hundred sixty-nine million, two hundred eighty-one thousand, four hundred twenty-four reais and sixty-three cents (R$ 9,269,281,424.63), divided into one billion, three hundred sixty-one million, two hundred sixty-three thousand, five hundred eighty-four (1,361,263,584) common shares, all nominative and book-entry type, with no par value.”

6.8.                           To authorize the management of the Company to carry out all acts deemed necessary to implement the resolutions approved herein.

7.                                     Closure: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all Audit Board Members physically present. Presiding: David Feffer — Chairman; Pablo F. Gimenez Machado — Secretary. Directors: (i) David Feffer; (ii) Cláudio Thomaz Lobo Sonder; (iii) Daniel Feffer; (iv) Jorge Feffer; (v) Antônio de Souza Corrêa Meyer; (vi) Maria Priscila Rodini Vansetti Machado; (vii) Nildemar Secches; and (viii) Rodrigo Kede de Freitas Lima.

This is a true copy of the original drawn up in the records of the company.

São Paulo, SP, January 10, 2019

Presiding:

David Feffer	Pablo F. Gimenez Machado
Chairman of the Meeting and of the Board	Secretary